Exhibit 99.4

FOR IMMEDIATE RELEASE – May 16, 2011

Anchor Funding Services, Inc. reports its third consecutive profitable quarter from continuing operations as a result of a 29.5% increase in revenues

Boca Raton, Fl. (PR Newswire) May 16, 2011– Anchor Funding Services, Inc. (OTC Bulletin Board Symbol “AFNG.OB”) announced today its results of operations for the quarter ended March 31, 2011. The company reported first quarter 2011 finance revenues of $587,292 as compared to $453,352 for the comparable period of the prior year. The company had net income of $17,037 for the three months ended March 31, 2011 as compared to a net loss of $(91,611) for the comparable period of the prior year.  The increase in finance revenues is attributable to the company’s investments in its sales initiatives and growth among certain Anchor portfolio clients.

Anchor continues to experience demand for its financing product services. As a result, Anchor has enjoyed continued growth in its accounts receivable portfolio for the current quarter ended March 31, 2011 having purchased approximately $20,574,194 of invoices during this period compared to approximately $17,288,547 for the comparable period of the prior year.

As previously reported, Anchor continues to benefit from tight credit conditions impacting small business lending. Banks face continued pressure to exit troubled loans and rebuild their balance sheets.   As a result, meeting stringent lending criteria remains difficult for small businesses seeking working capital.  Through our sales and marketing efforts, we are implementing various ways to obtain business opportunities from bank rejections.  Anchor is often able to provide working capital to small businesses when banks cannot.

Morry F. Rubin, CEO, stated "We are excited about our third consecutive quarter of profitable results from continuing operations. Since having completed our private placement of convertible preferred securities in April 2007, we have organically grown the portfolio from less than a dozen clients in a few states to servicing more than 120 companies in more than 30 states so far in 2011. We are focused on adding additional credit worthy clients to our national portfolio and  seeking acquisition opportunities while remaining vigilant in securing opportunities to reduce our internal cost of funds.

We are excited about our future expansion opportunities and will continue to communicate important developments as they occur.

About Anchor

Anchor provides innovative accounts receivable funding, purchase order financing, inventory funding and credit management services to small and mid-size U.S. businesses. Our funding program which is based upon creditworthiness of accounts receivable, provides rapid and flexible financing to support small businesses’ daily working capital needs.

Additional Information

For additional information, a copy of Anchor’s Form 10-Q can be obtained on the Internet by going to www.sec.gov, clicking “Search for Company filings,” then clicking “Companies & Other Filers,” typing in our company name and clicking “find Companies.”

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995.

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performances or achievements express or implied by such forward-looking statements.  The forward-looking statements are subject to risks and uncertainties including, without limitation, changes in levels of competition, possible loss of customers, and the company’s ability to attract and retain key personnel.

Contact Morry F. Rubin, Chairman and C.E.O. (866) 561-961-5000
Email: mrubin@anchorfundingservices.com